United States securities and exchange commission logo





                             April 13, 2021

       Kerry Xuefeng Chen
       Chief Executive Officer
       AiHuiShou International Co. Ltd.
       12th Floor, No. 6 Building, 433 Songhu Road
       Shanghai, People   s Republic of China

                                                        Re: AiHuiShou
International Co. Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 17,
2021
                                                            CIK No. 0001838957

       Dear Mr. Chen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted March 17, 2021

       Prospectus Summary
       Overview, page 1

   1. We note your statements that you have "created the infrastructure for pre-owned consumer electronics
transactions and services by digitalizing and standardizing the industry," that your processing
"creates widely accepted benchmarks for quality and pricing in the industry," that "there
are few trusted channels to purchase high-quality and reliable pre-
                                                        owned devices," and
that your "platform captures unparalleled supply and demand for pre-
                                                        owned consumer
electronics." Please provide support for these claims, and any other similar claims your
make throughout your registration statement. Otherwise, please recharacterize these
statement as your beliefs.
 Kerry Xuefeng Chen
FirstName
AiHuiShouLastNameKerry
             International Co.Xuefeng
                               Ltd. Chen
Comapany
April       NameAiHuiShou International Co. Ltd.
       13, 2021
April 213, 2021 Page 2
Page
FirstName LastName
Use of Proceeds, page 86

2. We note that you intend to use approximately 30% of proceeds to further expand AHS store network and develop new sales channels for Paipai Marketplace and use approximately 20% of proceeds for general corporate purposes, which may include potential strategic investments and acquisitions. In addition, we note your statement on page 114 that you may "wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions" and your statement on page 153 that you may "pursue new strategic initiatives to expend [your] business overseas in the future, including through mergers, acquisitions and joint ventures." To the extent that proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the proceeds may be used to finance acquisitions of other businesses, please give a brief description of such businesses and information on the status of the acquisitions. Please refer to Item 3.C. of Form 20-F.
Key Factors Affecting our Results of Operations, page 102

3. We note your strategic partnerships with "major phone brands and retailers" and "strong strategic alliances with leading consumer electronics brands ... and authorized distributors of certain leading consumer electronics brands" and participation from third-party merchants. We also note that you "entered into business collaboration arrangements with other strategic business partners, such as branded consumer electronics manufacturers and distributors." To the extent you have any material agreements with any of these parties, please file such agreements as exhibits. Please refer to Item 601 of Regulation S-K.
Management's Discuss and Analysis of Financial Condition and Results of Operations, page 102

4. We note that that certain of your offline stores were shut down in the first half of 2020 primarily due to the COVID-19 outbreak. Please update and expand your discussion of the COVID-19 pandemic on your results of operations and operating income. Please refer to the Commission's CF Disclosure Guidance: Topic No. 9 and 9A, which is available on our website.
Key Operating Metrics, page 105

5. We note that you define the number of consumer products transacted as "the number of consumer products distributed to merchants and consumers through transactions on our platform in a given period, prior to returns and cancellations." Please revise to clarify whether this definition includes the initial C2B transaction via AHS Recycle.
6. Please revise your disclosure to explain what you mean by the word "platform" each time you use it in a different capacity. For example, we note that your GMV measures product sales through your "platform" (as compared to online marketplaces), but you generate net revenues from product sales and services that you provide through your "platform" (which presumably includes your online marketplaces).
 Kerry Xuefeng Chen
AiHuiShou International Co. Ltd.
April 13, 2021
Page 3
Results of Operations, Year Ended December 31 2020 Compared to Year Ended December 31,
2019
General and administrative expenses, page 111

7. We note the increase in general and administrative expenses for 2020 was mainly due to an increase in the impairment loss recognized for the MTA machines ... Please explain what MTA machines are as we were not able to locate this acronym elsewhere in your document. Furthermore, we note on page 113 you disclose that the increase in general and administrative expenses in 2019 was due to an increase in assets impairment loss.
         Please revise your disclosure to explain in greater detail the nature of this impairment and indicate where this matter has been disclosed in the notes to the financial statements.
Business Combination, page 122

8. We note your description of your June 3, 2019 acquisition of PaiPai from JD.com. Please expand your disclosure to include a more detailed description of the assets that were purchased in this transaction and the nature of the operations of PaiPai at the time of purchase.
Critical Accounting Policies
Fair Value of the Options, page 124

9. The disclosure on page 125 indicates that the analysis of discounted cash flows used in valuing stock option grants included the use of discounts for lack of marketability or
         DLOM. Please revise to discuss the DLOMs used in valuing stock option grants for each period presented. Also, to the extent these DLOMs exceeded 15-20% for the latest fiscal year presented in your financial statements, please explain in further detail why you believe the use of these DLOMs was appropriate.
Proprietary and innovative technologies, page 140

10. We note your statements regarding the capabilities of your proprietary and innovative technologies, including your "technological strength," as well as the "efficiency" and
         "accuracy" achieved by your technologies. Please provide supplemental support for these statements or recharacterize them as your beliefs.
Third Party Merchants, page 149
FirstName LastNameKerry Xuefeng Chen
11. We note that you sometimes act as the seller under the POP model. Please revise to
Comapany    NameAiHuiShou
       clarify               International
               whether you inspect         Co.consumer
                                   pre-owned   Ltd.     electronics when you
sell under this
       model.
April 13, 2021 Page 3
FirstName LastName
 Kerry Xuefeng Chen
FirstName
AiHuiShouLastNameKerry
             International Co.Xuefeng
                               Ltd. Chen
Comapany
April       NameAiHuiShou International Co. Ltd.
       13, 2021
April 413, 2021 Page 4
Page
FirstName LastName
Transactions with Related Parties, page 191

12. Please add the acquisition of PaiPai Marketplace from JD Group in 2019 as a related party transaction or tell us why you believe this is not required. Please refer to Item 7.B of
         Form 20-F.
Description of Share Capital
Preferred Shares
Follow-on Series E Convertible Loans, page 203

13. We note your disclosure of the convertible loan agreements entered into with three RMB investors that entered into the Series E Follow-on SPA on September 4, 2020 and the loan agreement entered into with Minsheng on November 19, 2020 on pages 203 and 204.
         Please revise the notes to your financial statements to disclose the nature and significant terms of these transactions. Alternatively, please explain why you do not believe this is required.
Experts, page 240

14. In the Experts section, you indicate that the report of Deloitte Touche Tohmatsu contains an explanatory paragraph referring to the translation of Renminbi amounts to United
         States dollar amounts. However, in the audit report of this firm on page F-2, we noted no such explanatory paragraph. Please reconcile and revise these disclosures to correct this inconsistency.
2. Summary of significant accounting policies
2.11 Goodwill, page F-19

15. We note you performed a quantitative assessment in connection with your annual goodwill impairment analysis. This disclosure is not consistent with your critical accounting policy disclosure on page 123, which indicates you performed a qualitative analysis. Please explain and revise if necessary. Additionally, in order for investors to be able to assess the probability of future goodwill impairment, and to assess if your reporting unit is at risk of failing the quantitative impairment test you should disclose:
             the percentage by which fair value exceeded carrying value at the date of the most recent test;
             a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
             a discussion of the degree of uncertainty associated with the assumptions; and
             a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. If your reporting unit is not at risk of failing the quantitative impairment test, please
         disclose that the fair value of your reporting unit is substantially in excess of carrying value and not at risk of failing. Please refer to Item 303(a)(3)(ii) of Regulation S-K and
         Section V of SEC Release No. 34-48960.
 Kerry Xuefeng Chen
AiHuiShou International Co. Ltd.
April 13, 2021
Page 5
2.17 Revenue Recognition, page F-21

16. For transactions involving trade-in devices we note the purchase of the pre-owned product and the sale of new product were separately settled in cash on a gross basis and accounted for as two separate transactions. However, in July 2020 you began to net settle the trade-
         in transaction and the fair value of the trade-in product is recognized as non-cash consideration for the sale of the new product. Please explain the impact that this change had on your financial statements and your consideration of ASC 250. Notes to the Consolidated Financial Statements
12. Convertible bonds, page F-37

17. Your disclosure in Note 12 indicates that the Group determined that there is no beneficial conversion feature associated with the conversion option of the bonds as the effective conversion price was lower than the fair value of the underlying shares. Since the effective conversion price of the bonds is lower than the fair value of the shares and therefore in the money, it appears that there is a beneficial conversion feature that should be accounted for pursuant to the guidance in ASC 470-20-25-5. Please advise or revise as appropriate.
Item 7. Recent Sales of Unregistered Securities, page II-1

18. Your disclosure on page II-2 indicates that you issued 403,747 Series E Preferred Shares to Shanghai Zhengmu Investment Center on February 8, 2021 for the US $ equivalent of
         RMB 50,000,000 and your disclosure on page II-3 indicates that you issued 992,513 ordinary shares to Shanghai Jinglin Jinghui Equity Investment Center on this same date for the US $ equivalent of RMB 30,000,000. However, we note that neither of these transactions have been disclosed in the "Subsequent Events" footnote to your audited financial statements. Please revise the notes to your financial statements to disclose the nature and significant terms of these transactions in the notes to your financial statements.
         Alternatively, please explain why you do not believe this is required. General
FirstName LastNameKerry Xuefeng Chen
19. We note various statements throughout your filing that use the word "massive" to describe
Comapany   NameAiHuiShou
       the magnitude         International
                     of various items, suchCo.
                                             as Ltd.
                                                data, demand and sales. Please
use more precise
       language to convey
April 13, 2021 Page 5     the size of the item, quantifying the size if
possible.
FirstName LastName
 Kerry Xuefeng Chen
FirstName
AiHuiShouLastNameKerry
             International Co.Xuefeng
                               Ltd. Chen
Comapany
April       NameAiHuiShou International Co. Ltd.
       13, 2021
April 613, 2021 Page 6
Page
FirstName LastName
       You may contact Scott Stringer at (202) 551-3272 or Linda Cvrkel at
(202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Z. Julie Gao